UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

 Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number: 333-173496) of Arcos Dorados Holdings Inc. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Condensed Consolidated Financial Statements as of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018 (Unaudited).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: August 7, 2019

Item 1

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements

 As of June 30, 2019 and December 31, 2018 and for the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Arcos Dorados Holdings Inc.

Consolidated Statements of Income

 For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2019	2018
REVENUES
Sales by Company-operated restaurants	$1,383,781	$1,525,515
Revenues from franchised restaurants	70,962	78,342
Total revenues	1,454,743	1,603,857

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(495,618)	(534,836)
Payroll and employee benefits	(284,815)	(329,264)
Occupancy and other operating expenses	(397,146)	(416,545)
Royalty fees	(77,763)	(80,774)
Franchised restaurants – occupancy expenses	(35,708)	(34,942)
General and administrative expenses	(105,859)	(116,918)
Other operating expenses, net	(768)	(59,374)
Total operating costs and expenses	(1,397,677)	(1,572,653)
Operating income	57,066	31,204
Net interest expense	(25,676)	(27,097)
Loss from derivative instruments	(430)	(331)
Foreign currency exchange results	5,648	5,128
Other non-operating expenses, net	(97)	(62)
Income before income taxes	36,511	8,842
Income tax expense	(13,857)	(7,173)
Net income	22,654	1,669
Less: Net income attributable to non-controlling interests	(69)	(85)
Net income attributable to Arcos Dorados Holdings Inc.	$22,585	$1,584

Earnings per share information:
Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.11	$0.01
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	0.11	0.01

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statements of Comprehensive Income (Loss)

 For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars

	2019	2018
Net income	$22,654	$1,669
Other comprehensive income (loss), net of tax:
Foreign currency translation	3,869	(49,632)
Post-employment benefits:
Reclassification of net loss to consolidated statement of income	432	247
Post-employment benefits (net of deferred income taxes of $222 and $128)	432	247
Cash flow hedges:
Net (loss) gain recognized in accumulated other comprehensive loss	(9,635)	19,734
Reclassification of net loss (gain) to consolidated statement of income	5,927	(27,733)
Cash flow hedges (net of deferred income taxes of $1,101 and $4,414)	(3,708)	(7,999)
Total other comprehensive income (loss)	593	(57,384)
Comprehensive income (loss)	23,247	(55,715)
Less: Comprehensive (income) loss attributable to non-controlling interests	(50)	2
Comprehensive income (loss) attributable to Arcos Dorados Holdings Inc.	$23,197	$(55,713)

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Balance Sheet

As of June 30, 2019 and December 31, 2018

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	June 30, 2019	As of
	(Unaudited)	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	$137,238	$197,282
Accounts and notes receivable, net	80,214	84,287
Other receivables	19,467	25,350
Inventories	40,301	46,089
Prepaid expenses and other current assets	105,032	109,230
McDonald’s Corporation’s indemnification for contingencies	—	2,324
Total current assets	382,252	464,562
Non-current assets
Miscellaneous	103,611	99,049
Collateral deposits	2,500	2,500
Property and equipment, net	894,167	856,192
Net intangible assets and goodwill	41,595	41,021
Deferred income taxes	59,981	58,334
Derivative instruments	51,831	54,735
McDonald’s Corporation’s indemnification for contingencies	1,671	1,646
Leases right of use asset, net	874,900	—
Total non-current assets	2,030,256	1,113,477
Total assets	$2,412,508	$1,578,039
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$231,224	$242,455
Royalties payable to McDonald’s Corporation	13,436	14,576
Income taxes payable	35,089	53,843
Other taxes payable	59,506	61,006
Accrued payroll and other liabilities	94,900	94,166
Provision for contingencies	2,413	2,436
Interest payable	9,929	9,951
Short-term debt	—	356
Current portion of long-term debt	3,638	3,836
Derivative instruments	10,966	10,687
Operating lease liabilities	60,691	—
Total current liabilities	521,792	493,312
Non-current liabilities
Accrued payroll and other liabilities	19,707	35,322
Provision for contingencies	29,390	26,073
Long-term debt, excluding current portion	625,403	626,424
Derivative instruments	4,396	3,192
Deferred income taxes	1,845	957
Operating lease liabilities	829,794	—
Total non-current liabilities	1,510,535	691,968
Total liabilities	$2,032,327	$1,185,280
Equity
Class A shares of common stock	383,198	379,845
Class B shares of common stock	132,915	132,915
Additional paid-in capital	12,300	14,850
Retained earnings	413,086	413,074
Accumulated other comprehensive loss	(501,654)	(502,266)
Common stock in treasury	(60,000)	(46,035)
Total Arcos Dorados Holdings Inc. shareholders’ equity	379,845	392,383
Non-controlling interests in subsidiaries	336	376
Total equity	380,181	392,759
Total liabilities and equity	$2,412,508	$1,578,039

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Condensed Consolidated Statements of Cash Flows

 For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars

	2019	2018
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$22,585	$1,584
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	59,268	52,090
Gain of property and equipment sales	(305)	(587)
Impairment of long-lived assets and goodwill	—	1,000
Deferred income taxes	912	(1,848)
Foreign currency exchange results	(5,297)	22,242
Gain on Sales of restaurants businesses	(1,392)	(1,018)
Others, net	4,029	(25,873)
Changes in assets and liabilities	(19,085)	(15,947)
Net cash provided by operating activities	60,715	31,643
Investing activities
Property and equipment expenditures	(93,591)	(63,105)
Purchases of restaurant businesses	(1,345)	—
Proceeds from sale of property and equipment and related advances	734	710
Proceeds from sale of restaurant businesses and related advances	1,246	1,278
Proceeds from short-term investments	—	9,583
Other investing activity	238	746
Net cash used in investing activities	(92,718)	(50,788)
Financing activities
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(10,180)	(10,554)
Treasury stock purchases	(13,965)	(20,000)
Other financing activities	(3,682)	(3,816)
Net cash used in financing activities	(27,827)	(34,370)
Effect of exchange rate changes on cash and cash equivalents	(214)	(46,044)
Decrease in cash and cash equivalents	(60,044)	(99,559)
Cash and cash equivalents at the beginning of the year	$197,282	$308,491
Cash and cash equivalents at the end of the period	$137,238	$208,932

Supplemental cash flow information:
Cash paid during the period for:
Interest	$27,922	$30,771
Income tax	14,159	12,503
Non-cash investing activities:
Dividend declared pending of payment	12,217	10,420
Seller financing pending of payment and settlement of franchise receivables related to purchases of restaurant businesses	905	—

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

 Consolidated Statement of Changes in Equity

 For the six-month period ended June 30, 2019 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common stock in treasury		Total	Non- controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at beginning of fiscal year	131,593,073	$379,845	80,000,000	$132,915	$14,850	$413,074	$(502,266)	(6,360,826)	$(46,035)	$392,383	$376	$392,759
Net income for the period (Unaudited)	—	—	—	—	—	22,585	—	—	—	22,585	69	22,654
Other comprehensive income (Unaudited)	—	—	—	—	—	—	612	—	—	612	(19)	593
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.11 per share) (Unaudited)	—	—	—	—	—	(22,397)	—	—	—	(22,397)	—	(22,397)
Dividends on restricted share units under the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	—	(176)	—	—	—	(176)	—	(176)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	469,884	3,353	—	—	(3,353)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	803	—	—	—	—	803	—	803
Treasury stock purchases (Unaudited)	—	—	—	—	—	—	—	(1,632,776)	(13,965)	(13,965)	—	(13,965)
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	—	—	(90)	(90)
Balances at end of period (Unaudited)	132,062,957	$383,198	80,000,000	$132,915	$12,300	$413,086	$(501,654)	(7,993,602)	$(60,000)	$379,845	$336	$380,181

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Consolidated Statement of Changes in Equity

 For the six-month period ended June 30, 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc.’ Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive losses	Common stock in treasury
	Number	Amount	Number	Amount				Number	Amount	Total	Non- controlling interests	Total
Balances at beginning of fiscal year	131,072,508	$376,732	80,000,000	$132,915	$14,216	$401,134	$(429,347)	—	—	$495,650	$492	$496,142
Net income for the period (Unaudited)	—	—	—	—	—	1,584	—	—	—	1,584	85	1,669
Other comprehensive loss (Unaudited)	—	—	—	—	—	—	(57,297)	—	—	(57,297)	(87)	(57,384)
Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.10 per share) (Unaudited)	—	—	—	—	—	(20,974)	—	—	—	(20,974)	—	(20,974)
Dividends on restricted share units under the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	—	(174)	—	—	—	(174)	—	(174)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan (Unaudited)	497,686	2,961	—	—	(2,961)	—	—	—	—	——	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan (Unaudited)	—	—	—	—	1,910	—	—	—	—	1,910	—	1,910
Treasury stock purchases (Unaudited)	—	—	—	—	—	—	—	(2,656,552)	(20,000)	(20,000)	—	(20,000)
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	—	—	(91)	(91)
Adoption of accounting standard ASC 606 -net of $1,555 of deferred income tax- (Unaudited)	—	—	—	—	—	(3,796)	—	—	—	(3,796)	—	(3,796)
Balances at end of period (Unaudited)	131,570,194	$379,693	80,000,000	$132,915	$13,165	$377,774	$(486,644))	(2,656,552)	$(20,000)	$396,903	$399	$397,302

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.       Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a limited liability company organized and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company has through its wholly-owned Company Arcos Dorados Group B.V., a 100% equity interest in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 the Company, indirectly through its wholly-owned subsidiary ADBV, entered into a Stock Purchase Agreement and Master Franchise Agreements (“MFAs”) with McDonald’s Corporation pursuant to which the Company completed the acquisition of the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore the ability to conduct the business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs through 2027. The initial term of the MFA for French Guyana, Guadeloupe and Martinique was ten years through August 2, 2017 with an option to extend the agreement for these territories for an additional period of ten years, through August 2, 2027.  On July 20, 2016, the Company has exercised its option to extend the MFA for these three territories.

The Company, through ADBV’s wholly-owned and majority owned subsidiaries, operates and franchises McDonald’s restaurants in the food service industry. The Company has operations in twenty territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curacao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI) and Venezuela. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchisee agreements (franchisees).

2.       Basis of presentation and principles of consolidation

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

The accompanying condensed consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2018.

The accompanying condensed consolidated financial statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the consolidated financial statements.

Operating results for the six-month period ended June 30, 2019 are not necessarily indicative of results that may be expected for any future periods.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.       Summary of significant accounting policies

There have been no material changes in the Company’s accounting policies disclosed in the notes to the consolidated annual financial statements as of December 31, 2018, except for lease accounting policy that has changed in accordance with ASU No. 2016-02 Leases (topic 842).

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its income statement.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, were considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as its functional currency was the reporting currency of the immediate parent company (US dollars for Venezuelan operation and BRL for Argentinian operation). As a result, remeasurement gains and loss are recognized in earnings rather than in the cumulative translation adjustment, component of “Accumulated other comprehensive loss” within shareholders’ equity. See Note 13 for additional information pertaining to the Company’s Venezuelan operations, including currency restrictions and controls existing in the country and a discussion of the exchange rate used for remeasurement purposes.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which modifies lease accounting for lessees to increase transparency and comparability by recording a right-of-use asset and lease liability on their balance sheet for operating leases. Entities need to disclose qualitative and quantitative information about their leases, including characteristics and amounts recognized in the financial statements. This standard is effective for annual periods beginning after December 15, 2018, including interim periods.

The Company adopted ASU 2016-02 in its first quarter of 2019 utilizing the modified retrospective method, without restatement of comparative financial information periods, and applied the package of practical expedients permitted under the transition guidance within the standard which, among other things, allowed the Company to carry forward the historical lease classification. The adoption, and the ultimate effect on the consolidated financial statements, was based on an evaluation of the

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.       Summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

contract-specific facts and circumstances. The Company adoption of the standard resulted in the recognition of lease right-of-use assets and lease liabilities of $887 million, as of January 1, 2019. The right-of-use assets and lease liabilities were recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases was not readily determinable, the Company utilizes its incremental borrowing rate to discount the lease payments.

Furthermore, the changes made to the consolidated balance sheet as of January 1, 2019 for the adoption of ASC 842 were as follows:

Consolidated Balance Sheet	Balance at December 31, 2018	Adjustments Due to ASC 842	Balance at January 1, 2019
ASSETS
Non-current Assets
Leases right of use asset, net	—	871,004	871,004	(i)
LIABILITIES AND EQUITY
Current liabilities
Operating lease liabilities	—	64,404	64,404	(ii)
Non-current liabilities
Accrued payroll and other liabilities	35,322	(16,404)	18,918	(iii)
Operating lease liabilities	—	823,004	823,004	(iv)

(i)	Represents capitalization of operating lease right of use assets $887,408 net of the reclassification of straight-line rent accrual ($16,404).

(ii)	Represents recognition of current portion of operating lease liabilities.

(iii)	Represents reclassification of straight-line rent accrual to Leases right of use asset.

(iv)	Represents recognition of non-current portion of operating lease liabilities.

The standard did not have a significant impact on the Company’s consolidated statements of income and cash flows, except for the exchange results related to lease liabilities denominated in other currencies than its functional one. The disclosure of the impact of adoption on the consolidated balance sheet and income statement, as of June 30, 2019 and for the six-month period ended in June 30, 2019, are as follows:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.       Summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

	As of June 30, 2019
Consolidated Balance Sheet	As Reported	Balances Without Adoption of ASC 842	Effect of Change
ASSETS
Non-current Assets
Leases right of use asset, net	874,900	—	874,900
LIABILITIES AND EQUITY
Current liabilities
Operating lease liabilities	60,691	—	60,691
Non-current liabilities
Accrued payroll and other liabilities	19,707	36,805	(17,098)
Operating lease liabilities	829,794	—	829,794
EQUITY
Retained earnings	413,086	410,844	2,242
Accumulated other comprehensive loss	(501,654)	(500,924)	(730)

	For the six-month period ended June 30, 2019
Consolidated Statement of Income	As Reported	Balances Without Adoption of ASC 842	Effect of Change

Foreign currency exchange results	5,648	3,406	2,242

No other new accounting pronouncement issued or effective during the period had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.       Short-term debt

Short-term debt consists of the following:

	As of
	June 30, 2019	As of
	(Unaudited)	December 31, 2018
Bank overdrafts	$—	$356
	$—	$356

Revolving credit facilities

The Company entered into revolving credit facilities in order to borrow money from time to time to cover its working capital needs and for other general corporate purposes.

On August 3, 2018, ADBV renewed its committed revolving credit facility with Bank of America, N.A. (BOFA), as lender, for up to $25 million maturing on August 3, 2019. Each loan made to ADBV under this agreement will bear interest at an annual rate equal to LIBOR plus 2.40%. In addition, on November 1, 2018, ADBV renewed its revolving credit facility with JPMorgan Chase Bank, N.A, for up to $25 million maturing on November 10, 2019, with an annual interest rate equal to LIBOR plus 2.25%. Interest on each loan will be payable at maturity and on a quarterly basis, beginning with the date that is three calendar months following the date the loan is made. Principal is due upon maturity.

The obligations of ADBV under the revolving credit facilities are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. Furthermore, the agreements include customary covenants including, among others, restrictions on the ability of ADBV, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws; and (vii) is required to comply with a consolidated net indebtedness to EBITDA ratio lower than 3.0 as of any last day of the fiscal quarter of the borrower. The revolving credit facilities provide for customary events of default, which, if any of them occurs, would permit or require the lender to terminate its obligation to provide loans under the revolving credit facilities and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of June 30, 2019, the mentioned ratio was 0.96 and thus the Company is currently in compliance with the ratio requirement under both revolving credit facilities.

No amounts are due at the date of issuance of these condensed consolidated financial statements in connection with these revolving credit facilities.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.       Long-term debt

Long-term debt consists of the following:

	As of
	June 30, 2019	As of
	(Unaudited)	December 31, 2018
2027 Notes	$265,000	$265,000
2023 Notes	348,069	348,069
Finance lease obligations	6,113	6,503
Other long-term borrowings	15,336	16,676
Subtotal	634,518	636,248
Discount, net on 2023 Notes	(2,831)	(3,156)
Premium on 2023 Notes	1,062	1,187
Deferred financing costs	(3,708)	(4,019)
Total	629,041	630,260
Current portion of long-term debt	3,638	3,836
Long-term debt, excluding current portion	$625,403	$626,424

2027 and 2023 Notes:

The following table presents additional information related to the 2027 and 2023 Notes (the "Notes"):

			Principal as of
	Annual interest rate	Currency	June 30, 2019 (Unaudited)	December 31, 2018	Maturity
2027 Notes	5.875%	USD	$265,000	$265,000	April 4, 2027
2023 Notes	6.625%	USD	348,069	348,069	September 27, 2023

	Interest Expense (i)		DFC Amortization (i)		Amortization of Discount, net (i)
	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)	2019 (Unaudited)	2018 (Unaudited)
2027 Notes	$7,784	$7,784	$149	$149	$—	$—
2023 Notes	11,530	11,530	162	162	197	197

(i)	These charges are included within "Net interest expense" in the consolidated statements of income.

On September 27, 2013, the Company issued senior notes for an aggregate principal amount of $473.8 million, which are due in 2023 (the "2023 Notes"). Periodic payments of principal are not required and interest is paid semi-annually commencing on March 27, 2014. The Company incurred $3,313 of financing costs related to the cash issuance of 2023 Notes, which were capitalized as deferred financing costs ("DFC") and are being amortized over the life of the notes.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.       Long-term debt (continued)

2027 and 2023 Notes (continued):

On June 1, 2016, the Company launched a cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 98%, which expired on June 28, 2016. The holders who tendered their 2023 Notes prior to June 14, received a redemption price equal to 101%. As a consequence of this transaction, the Company redeemed 16.90% of the outstanding principal. The total payment was $80,800 (including $800 of early tender payment) plus accrued and unpaid interest.

The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

Furthermore, on March 16, 2017, the Company launched another cash tender offer to purchase $80,000 of its outstanding 2023 Notes, at a redemption price equal to 104%, which expired on April 12, 2017. The holders who tendered their 2023 Notes prior to March 29, 2017, received a redemption price equal to 107%. As a consequence of this transaction, the Company redeemed 11.6% of the outstanding principal. The total payment was $48,885 (including $3,187 of early tender payment) plus accrued and unpaid interest. The results related to the cash tender offer and the accelerated amortization of the related DFC were recognized as interest expense within the consolidated statement of income.

In April 2017, the Company issued senior notes for an aggregate principal amount of $265 million, which are due in 2027 (the “2027 Notes”). Periodic payments of principal are not required and interest is paid semi-annually commencing on October 4, 2017. The proceeds from the issuance of the 2027 Notes were used to repay the Secured Loan Agreement, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes (in connection with the aforementioned tender offer) and for general purposes. The Company incurred $3,001 of financing costs related to the issuance of 2027 Notes, which were capitalized as DFC and are being amortized over the life of the notes.

The Notes, are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2027 Notes, limits the Company’s and its subsidiaries’ ability to: incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all the then-outstanding Notes to be due and payable immediately.

The 2023 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.       Derivative instruments

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of June 30, 2019 and December 31, 2018:

	Derivatives
		Fair Value
		As of
Type of Derivative	Balance Sheets Location	June 30, 2019 (Unaudited)	As of December 31, 2018
Derivatives designated as hedging instruments
Cash flow hedge
Forward contracts	Other receivables	$224	$628
Forward contracts	Accrued payroll and other liabilities	(182)	(180)
Cross-currency interest rate swap (i)	Derivative instruments	24,681	29,141
Call spread (i)	Derivative instruments	18,226	16,867
Coupon-only swap (i)	Derivative instruments	(6,438)	(5,152)
Subtotal		$36,511	$41,304
Derivatives not designated as hedging instruments
Forward contracts	Other receivables	$—	$99
Forward contracts	Accrued payroll and other liabilities	(380)	(144)
Subtotal		$(380)	$(45)
Total derivative instruments		$36,131	$41,259

(i)	At June 30, 2019, presented in the consolidated balance sheet as follows: $51,831 as non-current asset, $10,966 as a current liability and $4,396 as a non-current liability. At December 31, 2018, presented in the consolidated balance sheet as follows: $54,735 as non-current asset, $10,687 as a current liability and $3,192 as non-current liability.

Derivatives designated as hedging instruments

Cash flow hedge

Forward contracts

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.       Derivative instruments (continued)

Derivatives designated as hedging instruments (continued)

Cash flow hedge (continued)

Forward contracts (continued)

net settlement or collection adjusts the cost of inventory paid to the suppliers). As of June 30, 2019, the Company has forward contracts outstanding with a notional amount of $24,455 that mature during 2019 and 2020.

The Company made net collections (payments) totaling $106 and ($879) during the six-month periods ended June 30, 2019 and 2018, respectively, as a result of the net settlements of these derivatives.

Cross-currency interest rate swap

The Company entered into three cross-currency interest rate swap agreements to hedge all the variability in a portion (73%) of the principal and interest collections of its BRL intercompany loan receivables with ADBV. The agreements were signed during November 2013 (amended in February 2017), June and July 2017. The following table presents information related to the terms of the agreements:

	Payable			Receivable			Interest payment dates	Maturity
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate

JP Morgan Chase Bank, N.A.	BRL	108,000	13%	$	35,400	4.38%	March 31/ September 30	September 2023
JP Morgan Chase Bank, N.A.	BRL	98,670	13%	$	30,000	6.02%	March 31/ September 30	September 2023
Citibank N.A.	BRL	94,200	13%	$	30,000	6.29%	March 31/ September 30	September 2023

During April 2017, the Company’s Brazilian subsidiary entered into similar agreements in order to hedge all the variability in a portion (50%) of the principal and interest payable of intercompany loan payables nominated in US dollar.

The following table presents information related to the terms of the agreements:

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
BAML (i)	BRL	156,250	13.64%	$	50,000	6.91%	March 31/ September 30	April 2027
Banco Santander S.A.	BRL	155,500	13.77%	$	50,000	6.91%	June 30/ December 31	September 2023

(i)	Bank of America Merrill Lynch Banco Múltiplo S.A.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.       Derivative instruments (continued)

The Company paid $5,674 and $7,536 of net interest during the six-month periods ended June 30, 2019 and 2018, respectively.

Call spread

During April 2017, the Company’s Brazilian subsidiary entered into two call spread agreements in order to hedge the all variability in a portion (50%) of the principal of intercompany loan payables nominated in US dollar. Call spread agreements consist of a combination of two call options: the Company bought an option to buy US dollar at a strike price equal to the BRL exchange rate at the date of the agreements, and wrote an option to buy US dollar at a higher strike price than the previous one. Both pair of options have the same notional amount and are based on the same underlying with the same maturity date.

The following table presents information related to the terms of the agreements:

	Nominal Amount		Strike price
Bank	Currency	Amount	Call option written	Call option bought	Maturity
Citibank S.A.		$50,000	4.49	3.11	September 2023
JP Morgan S.A.		$50,000	5.20	3.13	April 2027

Coupon-only swap

During April 2017, the Company’s Brazilian subsidiary entered into two coupon-only swap agreements in order to hedge the all variability (50%) in the interest payable related to the intercompany loan aforementioned.

The following table presents information related to the terms of the agreements:

	Payable			Receivable
Bank	Currency	Amount	Interest rate	Currency	Amount	Interest rate	Interest payment dates	Maturity
Citibank S.A.	BRL	155,500	11.08%	$	50,000	6.91%	June 30/ December 31	September 2023
JP Morgan S.A.	BRL	156,250	11.18%	$	50,000	6.91%	March 31/ September 30	April 2027

The Company paid $1,618 and $2,433 of net interest during the six-months periods ended June 30, 2019 and 2018 respectively, related to these agreements.

Additional disclosures

The following table present the pretax amounts affecting income and other comprehensive income for the six-month periods ended June 30, 2019 and 2018 for each type of derivative relationship:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.       Derivative instruments (continued)

Additional disclosures (continued)

Derivatives in Cash Flow Hedging Relationships	(Loss) Gain Recognized in Accumulated OCI on Derivative (Effective Portion) (Unaudited)		Loss (Gain) Reclassified from Accumulated OCI into Income (Effective Portion) (i) (Unaudited)		Loss Recognized in Income on Derivative (Amount Excluded from Effectiveness Testing and Ineffective Portion) (Unaudited) (ii)
	2019	2018	2019	2018	2019	2018
Forward contracts	$(300)	$(832)	$(106)	$879	$—	$—
Cross-currency interest rate swaps	(10,405)	20,501	5,821	(23,610)	—	—
Call Spread	1,209	1,171	711	(15,769)	—	—
Coupon-only swap	(2,803)	3,856	1,064	1,390	(104)	(624)
Total	$(12,299)	$24,696	$7,490	$(37,110)	$(104)	$(624)

(i)	The results recognized in income related to forward contracts were recorded as an adjustment to food and paper.

The net gain (loss) recognized in income, related to cross-currency interest rate swaps is presented as follows:

	For the six-month period ended June 30,
Adjustment to:	2019 (Unaudited)	2018 (Unaudited)
Foreign currency exchange results	$(1,270)	$29,036
Net interest expense	(4,551)	(5,426)
Total	$(5,821)	$23,610

The results recognized in income related to call spread agreements and coupon-only swap agreements were recorded as an adjustment to foreign currency exchange and interest expense, respectively.

(ii)	The loss recognized in income is presented within "Loss from derivative instruments".

Derivatives not designated as hedging instruments

The Company enters into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately in earnings together with the gain or loss from the hedged balance sheet position within "Loss from derivative instruments".

The Company paid $7 during the six-month period ended June 30, 2019 related to those forward contracts.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.       Share-based compensation

2011 Equity Incentive Plan

In March 2011, the Company adopted its Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of its business. This Plan is being used to reward certain employees for the success of the Company’s business through an annual award program. The 2011 Plan permits grants of awards relating to class A shares, including awards in the form of shares (also referred to as stock), options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by the Company’s Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 2.5% of the Company’s total outstanding class A and class B shares immediately following its initial public offering.

The Company made a special grant of stock options and restricted share units in 2011 in connection with its initial public offering, which are totally vested. The Company also made recurring grants of stock options and restricted share units in each of the fiscal years from 2011 to 2018 (from 2015 to 2018 only restricted share units). Both types of these recurring annual awards vest as follows: 40% on the second anniversary of the date of grant and 20% on each of the following three anniversaries. However, in the event of death, disability or retirement of the employee, any unvested portion of the annual award will be fully vested. For all grants, each stock option granted represents the right to acquire a Class A share at its grant-date fair market value, while each restricted share unit represents the right to receive a Class A share when vested. The exercise right for the stock options is cumulative and, once such right becomes exercisable, it may be exercised in whole or in part during quarterly window periods until the date of termination, which occurs at the seventh anniversary of the date of grant. The Company utilizes a Black-Scholes option-pricing model to estimate the value of stock options at the date of grant.The value of restricted shares units is based on the quoted market price of the Company’s class A shares at the grant date.

On June 28, 2016, 1,117,380 stock options were converted to a liability award maintaining the original conditions of the 2011 Plan. There were not incremental compensation costs resulting from the modification. The employees affected by this modification were 104. The accrued liability is remeasured on a monthly basis until settlement.

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The Company recognized stock-based compensation expense in the amount of $803 and $1,825 during the six-month periods ended June 30, 2019 and 2018, respectively. Stock-based compensation expense is included within “General and administrative expenses” in the consolidated statements of income.

Stock Options

The following table summarizes the activity of stock options units as of June 30, 2019:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.       Share-based compensation (continued)

Stock Options (continued)

	Units	Weighted-average strike Price	Weighted-average grant-date fair value
Outstanding at December 31, 2018	491,073	12.26	3.81
Expired	(216,633)	14,35	5,13
Outstanding at June 30, 2019	274,440	10,62	2,77
Exercisable at June 30, 2019	274,440	10,62	2,77

The following table provides a summary of outstanding stock options at June 30, 2019:

Total Vested (i)
Number of units outstanding	274,440
Weighted-average grant-date fair market value per unit	2,77
Total grant-date fair value	760
Weighted-average accumulated percentage of service	100%
Stock-based compensation recognized in Additional paid-in capital	760

(i)	Related to exercisable awards.

Restricted Share Units

The following table summarizes the activity of restricted share units during the six-month period ended June 30, 2019:

	Units	Weighted-average grant-date fair value
Outstanding at December 31, 2018	1,605,049	7.41
Partial vesting of 2014 grant	(38,222)	8,58
Partial vesting of 2015 grant	(115,634)	6,33
Partial vesting of 2016 grant	(134,501)	4,70
Partial vesting of 2017 grant	(174,232)	9,20
Forfeitures	(219,558)	7,78
Outstanding at June 30, 2019	922,902	7,47
Exercisable at June 30, 2019	—	—

The Company issued 469,884 Class A shares, during the six month period of 2019, of which 10,496 units are related to the 2018 partial vesting. Therefore, accumulated recorded compensation expense totaling $3,353 was reclassified from “Additional paid-in capital” to “Common Stock” upon issuance. As June 30, 2019 there were 6,729 Class A shares, amounting to $43, pending of issuance in connection with these partial vestings.

The following table provides a summary of outstanding restricted share units at June 30, 2019:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.       Share-based compensation (continued)

Restricted Share Units (continued)

Number of units outstanding (i)	922,902
Weighted-average grant-date fair market value per unit	7.47
Total grant-date fair value	6,897
Weighted-average accumulated percentage of service	53.1%
Stock-based compensation recognized in Additional paid-in capital	3,661
Compensation expense not yet recognized (ii)	3,236

(i)	Related to awards that will vest between fiscal years 2020 and 2023.

(ii)	Expected to be recognized in a weighted-average period of 1.6 years.

Phantom RSU Award

In May 2019, the Company implemented a new long-term incentive plan (called Phantom RSU Award) to reward employees giving them the opportunity to share the success of the Company in the creation of value for its shareholders. In accordance with this plan, the Company granted units (called “Phantom RSU”) to certain employees, pursuant to which they are entitled to receive, when vested, a cash payment equal to the closing price of one Class A share on the respective day in which this benefit is due and the corresponding dividends per-share (if any) formally declared and paid during the service period.

The award has two types of grant. Phantom RSU type one has 465,202 units which vest over a requisite service period of five years as follows: 40% at the second anniversary of the date of grant and 20% at each of the following three years. The Company recognizes compensation expense related to these benefits on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. Phantom RSU type two has 1,207,455 units which vest 100% at the fifth aniversary from the date of grant. The grant-date stock price of both types of grants was $6.78.

The total compensation cost as of June 30, 2019, amounts to $414 which has been recorded under “General and administrative expenses” within the consolidated statement of income. The accrued liability is remeasured at the end of each reporting period until settlement.

The following table summarizes the activity under the plan as of June 30, 2019:

Units
Grant 2019	1,672,657
Forfeited	(671)
Outstanding at June 30, 2019	1,671,986

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.       Share-based compensation (continued)

Phantom RSU Award (continued)

The following table provides a summary of the plan at June 30, 2019:

Total non- vested (i)
Number of units outstanding	1,671,986
Current share price	7,28
Total fair value of the plan	12,172
Weighted-average accumulated percentage of service	3.40%
Accrued liability (ii)	414
Compensation expense not yet recognized (iii)	11,758

(i)	Related to awards that will vest between May 2021 and May 2024.

(ii)	The total accrued liability of $414 related to outstanding units is presented within “Accrued payroll and other liabilities” in the Company’s current liabilities balance sheet.

(iii)	Expected to be recognized in a weighted-average period of 4.9 years.

8.       Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)	to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants, during the first 10 years, substantially consistent with market. This percentage increases to 6% and 7% for the subsequent two 5-year periods of the agreement;

(ii)	to agree with McDonald’s on a restaurant opening plan and a reinvestment plan for each three-year period and pay an initial franchise fee for each new restaurant opened;

(iii)	to commit to funding a specified Strategic Marketing Plan;

(iv)	to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and

(v)	to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

On January 26, 2017, the Company reached an agreement with McDonald’s Corporation related to the restaurant opening and reinvestment plan, mentioned in point (ii) above, for the three-year period commenced on January 1, 2017. Under the agreement, the Company committed to open 180 new restaurants and to reinvest $292 million in existing restaurants. On January 25, 2017, McDonald’s Corporation agreed to provide growth support for the same period. The Company projects that the impact of this support could result in a consolidated effective royalty rate of 5.9% in 2019.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.       Commitments and contingencies (continued)

Commitments (continued):

For the six-month period ended June, 2019, the Company was in compliance with the ratio requirements mentioned in point (v) above. The ratios for the period mentioned, were as follows:

	June 30, 2019 (Unaudited)	March 31, 2019 (Unaudited)
Fixed Charge Coverage Ratio	1.86	1.83
Leverage Ratio	3.76	3.83

In addition, the Company maintains standby letters of credit with an aggregate drawing amount of $80 million in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs. The letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. At June 30, 2019 and December 31, 2018, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $31,803 and $28,509, respectively, presented as follow: $2,413 and $2,436 as a current liability and $29,390 and $26,073 as a non-current liability, respectively. The breakdown of the provision for contingencies is as follows:

	As of
	June 30, 2019	As of
	(Unaudited)	December 31, 2018
Tax contingencies in Brazil	$9,459	$9,497
Labor contingencies in Brazil	25,464	21,108
Others	10,788	11,462
Subtotal	45,711	42,067
Judicial deposits	(13,908)	(13,558)
Provision for contingencies	$31,803	$28,509

As of June 30, 2019, there are certain matters related to the interpretation of tax, labor and civil laws which there is a possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $199 million and $208 million.

As of June 30, 2019, there are certain matters related to the interpretation of income tax laws for which there is a possibility that a loss may have been incurred, as of the date of the financial statements in accordance with ASC 740 in an amount of $188 million, related to assessments for the fiscal years 2009 to 2014. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

8.       Commitments and contingencies (continued)

Provision for contingencies (continued)

Additionally, there is a lawsuit filed by several Puerto Rican franchisees against McDonald’s Corporation and certain subsidiaries purchased by the Company during the acquisition of the LatAm business (“the Puerto Rican franchisees lawsuit”).

The claim seeks declaratory judgment and damages in the aggregate amount of $66.7 million plus plaintiffs’ attorney fees. At the end of 2014 the plaintiffs finalized their presentation of evidence whereas the Company has not started yet. At that time, the Company filed a Motion of Non Suit. As of today, the Company has not been notified of any resolution made by the Commissioner assigned to this case. The Company believes that the probability of a loss is remote.

During 2014, another franchisee filed a complaint (“the related Puerto Rican franchisee lawsuit”) against the Company and McDonald’s USA, LLC (a wholly owned subsidiary of McDonald’s Corporation), asserting a very similar claim to the one filed in the Puerto Rican franchisees lawsuit. The claim seeks declaratory judgment and damages in the amount of $30 million plus plaintiffs’ attorney fees. The Company also believes that the litigation probability of a loss is remote, since its close resemblance to the Puerto Rican franchisees lawsuit.

Furthermore, the Puerto Rico Owner Operator’s Association (“PROA”), an association integrated by the Company’s franchisees that meets periodically to coordinate the development of promotional and marketing campaigns (an association that at the time of the claim was formed solely by franchisees that are plaintiffs in the Puerto Rican franchisees lawsuit), filed a third party complaint and counterclaim (“the PROA claim”) against the Company and other third party defendants, in the amount of $31 million. On June 9, 2014, after several motions for summary judgment duly filed and opposed by the parties, the First Instance Court entered a “Partial Summary Judgment and Resolution” in favor of PROA, before initiating the discovery phase, finding that the Company must participate and contribute funds to the association. However, the Court did not specify any amount for which the Company should be held liable, due to its preliminary and interlocutory nature, and the lack of discovery conducted regarding the amounts claimed by the plaintiffs. By means of a Motion to Reconsider, the Company opposed such determination. In December 2018, the First Instance Court confirmed his determination and the Company filed a Certiorari in the Court of Appeals. In July 2019, the Court of Appeals issued Judgment revoking the Court of First Instance’s summary judgment in favor of PROA. The Company believes that the probability of a loss is remote, considering: (i) the obligation to contribute is not directed towards a cooperative, (ii) the franchise agreement does not contain a provision that makes it mandatory to participate in the cooperative, and (iii) PROA’s by-laws state that participation in the cooperative is voluntary, among other arguments. Therefore no provision has been recorded.

Pursuant to Section 9.3 of the Stock Purchase Agreement, McDonald’s Corporation indemnifies the Company for certain Brazilian claims as well as for specific and limited claims arising from the Puerto Rican franchisees lawsuit. Pursuant to the MFA, the Company indemnifies McDonald’s for the related Puerto Rican franchisee lawsuit and the PROA claim.

At June 30, 2019, the provision for contingencies includes $1,671 ($3,970 at December 31, 2018), related to Brazilian claims that are covered by the indemnification agreement. As a result, the Company has recorded a current asset and non-current asset in respect of McDonald’s Corporation’s indemnity in the consolidated balance sheet. The current asset in respect of McDonald’s Corporation’s indemnity represents the amount of cash to be received as a result of settling certain Brazilian labor and tax contingencies

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.       Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographical areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into four geographical divisions, which are as follows: Brazil; the Caribbean division, consisting of Aruba, Curacao, Colombia, French Guyana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago, the U.S. Virgin Islands of St. Croix and St. Thomas and Venezuela; the North Latin America division (“NOLAD”), consisting of Costa Rica, Mexico and Panama; and the South Latin America division (“SLAD”), consisting of Argentina, Chile, Ecuador, Peru and Uruguay. The accounting policies of the segments are the same as those used in the preparation of the consolidated financial statements.

The following table presents information about profit or loss and assets for each reportable segment:

	For the six-month periods ended
	June 30,
	2019	2018
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$670,062	$681,656
Caribbean division	199,460	268,442
NOLAD	206,801	196,160
SLAD	378,420	457,599
Total revenues	$1,454,743	$1,603,857

Adjusted EBITDA:
Brazil	$91,102	$83,229
Caribbean division	8,139	(22,109)
NOLAD	15,751	14,546
SLAD	30,264	39,784
Total reportable segments	145,256	115,450
Corporate and others (i)	(28,823)	(31,440)
Total adjusted EBITDA	$116,433	$84,010

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.       Segment and geographic information (continued)

	For the six-month periods ended
	June 30,
	2019	2018
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$116,433	$84,010

Plus (Less) items excluded from computation that affect operating income:
Depreciation and amortization	(59,268)	(52,090)
Gains from sale or insurance recovery of property and equipment	595	660
Write-offs of property and equipment	(694)	(951)
Impairment of long-lived assets and goodwill	—	(1,000)
ADBV Long-Term Incentive Plan incremental compensation from modification	—	575
Operating income	57,066	31,204

Less:
Net interest expense	(25,676)	(27,097)
Loss from derivative instruments	(430)	(331)
Foreign currency exchange results	5,648	5,128
Other non-operating expenses, net	(97)	(62)
Income tax expense	(13,857)	(7,173)
Net income attributable to non-controlling interests	(69)	(85)
Net income attributable to Arcos Dorados Holdings Inc.	$22,585	$1,584

Depreciation and amortization:
Brazil	$30,200	$26,264
Caribbean division	9,360	11,757
NOLAD	10,607	10,520
SLAD	9,821	9,561
Total reportable segments	59,988	58,102
Corporate and others (i)	2,562	3,119
Purchase price allocation (ii)	(3,282)	(9,131)
Total depreciation and amortization	$59,268	$52,090

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.       Segment and geographic information (continued)

	For the six-month periods ended
	June 30,
	2019	2018
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$46,240	$30,961
Caribbean division	6,454	7,730
NOLAD	8,697	5,510
SLAD	32,163	18,904
Total reportable segments	93,554	63,105
Corporate and others (i)	37	—
Total property and equipment expenditures	$93,591	$63,105

	As of
	June 30,
	2019	December 31,
	(Unaudited)	2018
Total assets:
Brazil	$1,256,640	$751,550
Caribbean division	402,562	303,467
NOLAD	402,073	247,697
SLAD	379,713	291,300
Total reportable segments	2,440,988	1,594,014
Corporate and others (i)	90,628	105,835
Purchase price allocation (ii)	(119,108)	(121,810)
Total assets	$2,412,508	$1,578,039

(i)	Primarily relates to corporate general and administrative expenses, corporate supply chain operations in Uruguay, and related assets. Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of June 30, 2019 and December 31, 2018, corporate assets primarily includes corporate cash and cash equivalents.

(ii)	Relates to the purchase price allocation adjustment made at corporate level, which reduces the total assets and the corresponding depreciation and amortization.

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations.

Long-lived assets consisting of property and equipment totaled $894,167 and leases right of use totaled $874,900 at June 30, 2019. At December 31, 2018, long-lived assets consisting of property and equipment totaled $856,192. All of the Company’s long-lived assets are related to foreign operations.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.       Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 class A shares and 80,000,000 class B shares of no par value each.

Issued and outstanding capital

At June 30, 2019 and December 31, 2018, the Company had issued 212,062,957 and 211,593,073 shares with no par value, respectively, consisting of 132,062,957 and 131,593,073 Class A shares, respectively, and 80,000,000 Class B shares for each period.

In addition, on May 22, 2018, the Board of Directors approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time up to $60,000 of issued and outstanding Class A shares of no par value of the Company (“The Repurchase Program”). The Repurchase Program began on May 22, 2018 and would expire at the close of business on May 22, 2019. However, it could terminate prior to such date. As of February 15, 2019, the Company purchased 7,993,602 shares amounting to $60,000. As a result the Repurchase Program concluded.

Therefore, at June 30, 2019 the Company had 204,069,355 shares outstanding, consisting of 124,069,355 Class A shares and 80,000,000 Class B shares.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities, and the Company is able to pay its debts as they become due.

On March 26, 2019, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.11 per share to be paid in three installments, as follows: $0.05 per share on April 12, 2019, $0.03 per share on August 14, 2019 and $0.03 per share on December 12, 2019.

Accumulated Other Comprehensive Loss

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of June 30, 2019 and their related activity during the six-month period then ended:

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

10.       Shareholders’ equity (continued)

Accumulated Other Comprehensive Loss (continued)

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2018	$(499,277)	$(1,640)	$(1,349)	$(502,266)
Other comprehensive income (loss) before reclassifications (Unaudited)	3,888	(9,635)	—	(5,747)
Net loss reclassified from accumulated other comprehensive loss (income) to consolidated statement of income (Unaudited)	—	5,927	432	6,359
Net current-period other comprehensive income (loss) (Unaudited)	3,888	(3,708)	432	612
Balances at June 30, 2019 (Unaudited)	$(495,389)	$(5,348)	$(917)	$(501,654)

The following table sets forth information with respect to the components of “Accumulated other comprehensive loss” as of June 30, 2018 and their related activity during the six-month period then ended:

	Foreign currency translation	Cash flow hedges	Post-employment benefits (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2017	$(436,281)	$8,359	$(1,425)	$(429,347)
Other comprehensive (loss) income before reclassifications (Unaudited)	(49,545)	19,734	—	(29,811)
Net (income) loss reclassified from accumulated other comprehensive income to consolidated statement of income (Unaudited)	—	(27,733)	247	(27,486)
Net current-period other comprehensive (loss) income (Unaudited)	(49,545)	(7,999)	247	(57,297)
Balances at June 30, 2018 (Unaudited)	$(485,826)	$360	$(1,178)	$(486,644)

(i)	Related to a post-employment benefit in Venezuela established by the Organic Law of Labor and Workers (known as “LOTTT”, its Spanish acronym) in 2012. This benefit provides a payment of 30 days of salary per year of employment tenure based on the last wage earned to all workers who leave the job for any reason. The term of service to calculate the post-employment payment of active workers run retroactively since June 19, 1997. Annually, the Company obtains an actuarial valuation to measure the post-employment benefit obligation, using the projected unit credit actuarial method and measures this benefit in accordance with ASC 715-30, similar to pension benefit.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

11.       Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the six-month periods ended
	June 30,
	2019	2018
	(Unaudited)	(Unaudited)
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$22,585	$1,584
Weighted-average number of common shares outstanding - Basic	203,937,437	210,824,698
Incremental shares from assumed exercise of stock options (i)	—	3,762
Incremental shares from vesting of restricted share units	815,677	1,080,632
Weighted-average number of common shares outstanding - Diluted	204,753,114	211,909,092

Basic net income per common share attributable to Arcos Dorados Holdings Inc.	$0.11	$0.01
Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$0.11	$0.01

(i)	Options to purchase shares of common stock were outstanding during the six-month periods ended June 30, 2019 and 2018. See Note 7 for details. These options for the six-month period ended June 30, 2019 were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

12.       Related party transactions

The Company has entered into a master commercial agreement on arm’s length terms with Axionlog, a company under common control that operates the distribution centers in Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela (the “Axionlog Business”). Pursuant to this agreement Axionlog provides the Company distribution inventory, storage and transportation services in the countries in which it operates.

The following table summarizes the outstanding balances between the Company and the Axionlog Business as of June 30, 2019 and December 31, 2018:

	As of
	June 30,
	2019	December 31,
	(Unaudited)	2018
Accounts and notes receivable, net	$907	$860
Other receivables	1,078	1,676
Miscellaneous	3,014	2,963
Accounts payable	(8,908)	(14,984)

The following table summarizes the transactions between the Company and the Axionlog Business for the six-month periods ended June 30, 2019 and 2018:

	For the six-month periods ended
	June 30,
	2019	2018
	(Unaudited)	(Unaudited)
Food and paper (i)	$(95,698)	$(89,213)
Occupancy and other operating expenses	(4,657)	(2,890)

(i)	Includes $20,025 of distribution fees and $75,673 of suppliers purchases managed through the Axionlog Business for the six-month period ended June 30, 2019; and, $22,740 and $66,473, respectively, for the six-month period ended June 30, 2018.

As of June 30, 2019 and December 2018, the Company had other receivables totaling $1,239 and $2,692, respectively and accounts payable with Lacoop, A.C. and Lacoop II, S.C. totaling $nil and $1,634, respectively.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

13.       Venezuelan operations

The Company conducts business in Venezuela where currency restrictions exist, limiting the Company’s ability to immediately access cash through repatriations at the government’s official exchange rate. The Company’s access to Venezuelan Bolívares (VES), held by its Venezuelan subsidiaries remains available for use within this jurisdiction and is not restricted. The official exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance.

Since February 2013, the Venezuelan government has announced several changes in the currency exchange regulations. The last modification was in February 2018, when the Venezuelan government announced the unification of the formerly exchange rate systems, DIPRO and DICOM II, into a sole foreign exchange mechanism (NEW DICOM). The unified system operates through an auction mechanism similar to the formerly DICOM II.

Occasionally, the Company could access to the new mechanism. Those transactions occurred at an exchange rate greater than the one published by the governmental authorities. Considering that under ASC 830, foreign currency transactions are required to be remeasured at the applicable rate at which a particular transaction could be settled and that the Company could access to the NEW DICOM at an exchange rate greater than the one published, this rate was considered for remeasurements purposes.

Revenues and operating loss of the Venezuelan operations were $5,775 and $2,785, respectively, for the six-month period ended June 30, 2019; and $66,568 and $36,611, respectively, for the six-month period ended June 30, 2018.

As of June 30, 2019, the Company’s local currency denominated net monetary position, which would be subject to remeasurement in the event of further changes in the exchange rate, was net asset $0.3 million (including $0.6 million of cash and cash equivalents). In addition, Venezuela’s non-monetary assets were $17.2 million (mainly fixed assets).

In addition to exchange controls, the Venezuelan market is subject to price controls. The Venezuelan government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. The Company was able to increase prices during the six-month period ended June 30, 2019.

The Company’s Venezuelan operations, and the Company’s ability to repatriate its earnings, continue to be negatively affected by these difficult conditions and would be further negatively affected by additional devaluations or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest. The Company continues to closely monitor developments in this dynamic environment, to assess evolving business risks and actively manage its operations in Venezuela.

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.       Leases

The Company leases locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). The operating leases are mainly related to restaurant and dessert center locations. The average of lease’s terms is about 20 years and, in many cases, include renewal options provided by the agreement or government’s regulations, as there are reasonably certain to be exercised. Therefore, its associated payments are included in the measurement of the right-of-use asset and lease liability. Although, certain leases contain purchase options, is not reasonably certain that the Company will exercise them. In addition, many agreements include escalations amounts that vary by reporting unit, with examples including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company has elected not to separate non-lease components from lease components in its lessee portfolio. For most locations, the Company is obligated for the related occupancy costs including property taxes, insurance and maintenance. However, for franchised sites, the Company requires the franchisees to pay these costs. Furthermore, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

In March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. On December 22, 2017, the Company signed an amendment, extending the term of the aircraft operating lease for an additional 10 years, with quarterly payments (retroactively effective as of December 5, 2017) of $442.

The Company maintains a few finance leases agreements, previously classified as capital leases. The obligation amounts to $6,376.

As a lessor, the Company subleases locations to franchisees. Individual franchisee arrangements include a continuing rent based upon a percentage of sales with minimum rent payments.

The following table is a summary of the Company’s components of net lease cost for the six-month period ended June 30, 2019:

		For the six-month period ended June 30,
Lease Expense, net	Statements of Income Location	2019 (Unaudited)
Operating lease expense - Minimum rentals:		$(74,387)
Company-operated restaurants	Occupancy and other operating expenses	(53,146)
Franchised restaurants	Franchised restaurants - occupancy expenses	(17,236)
General and administrative	General and administrative expenses	(4,005)
Variable lease expense - Contingent rentals based on sales:		(19,913)
Company-operated restaurants	Occupancy and other operating expenses	(13,930)
Franchised restaurants	Franchised restaurants - occupancy expenses	(5,983)
Sublease income	Revenues from franchised restaurants	70,332
Total lease expense, net		$(23,968)

Arcos Dorados Holdings Inc.

Notes to the Condensed Consolidated Financial Statements

For the six-month periods ended June 30, 2019 and 2018 (Unaudited)

Amounts in thousands of US dollars, except for share data and as otherwise indicated

14.       Leases (continued)

For the six-month period ended June 30,
Other information	2019 (Unaudited)
Cash paid for amounts included in the measurement of leases liabilities
Operating cash flows from operating leases	$(93,443)
Weighted-average remaining lease term (years)
Operating leases	9
Weighted-average discount rate
Operating leases	6%

At June 30, 2019, future minimum payments required under existing operating leases with initial terms of one year or more are:

	Restaurant	Other	Total (i)
2019	74,918	3,687	78,605
2020	139,756	5,541	145,297
2021	132,550	3,860	136,410
2022	125,116	2,777	127,893
2023	119,321	2,547	121,868
Thereafter	996,123	11,021	1,007,144
Total minimum payment	$1,587,784	$29,433	$1,617,217
Lease discount			(726,732)
Operating lease liability			890,485

(i) As part of the transition, the Company used the index in effect at transition for adoption of Topic 842 in its disclosure of future minimum lease payments and its calculation of the lease liability. For leases entered into after January 1, 2019, the index at lease inception date will be used to calculate the lease liability until lease modification.